Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.           Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.           Date of Material Change

December 16, 2005

Item 3.            News Release

A news release announcing the material change was issued by Kimber on December 19, 2005 and a further news release was issued on December 21, 2005, both at Vancouver, British Columbia. The news releases were disseminated through Canada NewsWire.

Item 4.           Summary of Material Change

The Company announced the conditional listing of the Company’s Common Shares on the American Stock Exchange (“AMEX”) on December 19, 2005 and announced that the Common Shares will be listed for trading on the AMEX effective at the opening of trading, Thursday, December 22, 2005.

Item 5.           Full Description of Material Change

The full text of the news releases referred to in Item 3 above announcing and giving full details of the material change follow. The first release was:

“KIMBER APPROVED FOR AMEX LISTING

December 19, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to announce that the American Stock Exchange (AMEX) has conditionally approved the common shares of Kimber Resources Inc. for trading on AMEX.

A future announcement will be made once a date has been confirmed to commence trading. This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

Robert Longe, President and CEO comments: “We are very pleased to have been approved for a listing on AMEX. This is an important milestone for Kimber. The AMEX listing will provide greater market access to Kimber shares for both retail and institutional investors in the United States, where Kimber is fortunate to have a number of very supportive shareholders.”

The proposed trading symbol will be “KBX” on the AMEX and the Company will continue to trade on the Toronto Stock Exchange under the symbol “KBR”.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in 2006. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

The second release, on December 21, 2005, was:

“KIMBER TO COMMENCE TRADING ON AMEX

December 21, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to announce that final approval has been granted by the American Stock Exchange (AMEX) for the trading of the Company’s common shares on AMEX.

The shares will be listed for trading on the AMEX effective at the opening of trading, Thursday, December 22, 2005. The Company will trade on the AMEX under the symbol “KBX” and will continue to trade on the Toronto Stock Exchange (TSX) under the symbol “KBR”.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in 2006.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.            Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.            Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.            Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.           Date of Report

Dated at Vancouver, British Columbia, this 22nd day of December,

2005.

KIMBER RESOURCES INC.

“M. E. Hoole”

per:

Michael E. Hoole

Vice President and Secretary